

05038439

C M
3 r 1 7

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO
8-65507

REPORT FOR THE PERIOD BEGINNING	1/1/04		AND ENDING	12/31/04
	MM/DD/YY			MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WD Wealth Management, LLC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

3421 N. Causeway Boulevard, Suite 401
(No. and Street)

Metairie	LA	70002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gloria Peterson   651-665-1000
                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Olsen Thielen & Co., Ltd.

223 Little Canada Road	St. Paul	MN	55117
Address	City	State	Zip Code

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not Resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-15(e)(2).*

Persons who respond to the collection of information contained in this form are not required to
respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Garrick Vouk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of WD Wealth Management, LLC as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Vice President, Compliance
Title

Sharon Catherine Peterson
NOTARY PUBLIC - MINNESOTA
MY COMMISSION
EXPIRES JAN. 31, 2008

_____
Notary Public

This report** contains (check all applicable boxes):

[X]	(a)	Facing Page
[X]	(b)	Statement of Financial Condition
[X]	(c)	Statement of Income (Loss)
[X]	(d)	Statement of Cash Flows
[X]	(e)	Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
[X]	(g)	Computation of Net Capital
[ ]	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
[ ]	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
[ ]	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[X]	(l)	An Oath or Affirmation
[ ]	(m)	A Copy of the SIPC Supplemental Report
[ ]	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
[X]	(o)	Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

SEC 1410 (06-02)

WD WEALTH MANAGEMENT, LLC

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
NOTES TO FINANCIAL STATEMENTS	6-7
SUPPLEMENTARY INFORMATION:	
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission	8
INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5	9-10



OLSEN THIELEN & CO., LTD.

Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

The Members
WD Wealth Management, LLC
Metairie, Louisiana

We have audited the accompanying statement of financial condition of WD Wealth Management, LLC (the Company) as of December 31, 2004, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WD Wealth Management, LLC as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Olsen Thielen & Co., Ltd.

St. Paul, Minnesota
January 21, 2005

1

Associated World-Wide with Jeffreys Henry International
223 Little Canada Road, St. Paul, Minnesota 55117 651 483 4521 FAX 651 483 2467
Flagship Corporate Center, 775 Prairie Center Drive, Ste. 480, Minneapolis, Minnesota 55344 952 941 9242

WD WEALTH MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

ASSETS:	
Cash	$ 7,750
Prepaid Expenses	592
TOTAL ASSETS	$ 8,342

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	$ —
MEMBER'S EQUITY:	
Member's Cumulative Contributions	50,000
Cumulative Losses	(41,658)
Total Member's Equity	8,342
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 8,342

The accompanying notes are an integral part of the financial statements.

WD WEALTH MANAGEMENT, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Commission Income	$ 77
EXPENSES:	
Accounting Services Fee	5,400
Filing Fees	3,486
Audit Fees	1,433
Rent	1,200
Other Services	1,133
Employee License Fees	737
Bank Charges	(15)
Total Expenses	13,374
NET LOSS	$(13,297)

The accompanying notes are an integral part of the financial statements.

3

WD WEALTH MANAGEMENT, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Total
BALANCE on December 31, 2003	$ 21,639
Net Loss	(13,297)
BALANCE on December 31, 2004	$ 8,342

The accompanying notes are an integral part of the financial statements.

WD WEALTH MANAGEMENT, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$(13,297)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:	
Changes in Assets and Liabilities:	
Prepaid Expenses	(592)
Accounts Payable	(900)
Due to WorthMark Financial Services, LLC	(450)
Net Cash Used In Operating Activities	(15,239)
DECREASE IN CASH	(15,239)
CASH at Beginning of Year	22,989
CASH at End of Year	$ 7,750

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

WD Wealth Management, LLC (the Company) was formed as a limited liability company on July 25, 2001, and commenced operations on October 18, 2001. The Company was originally formed as a joint venture between Securian Financial Services, Inc. (Securian), a minority unit holder, and WG Financial Services, LLC. Securian originally owned 5 class B units, which represented 49% of the voting rights in the Company, and WG Financial Services, LLC owned 95 class A units, which represented 51% of the voting rights.

On November 30, 2003, WG Financial Services, LLC resigned its membership in the Company and assigned its entire interest to Securian. Securian was the sole member at December 31, 2004.

The Company was formed to offer financial and estate planning services and seminars to the public and certain professional firm clients. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934.

The Company's results of operations may not be indicative of the results that would be obtained had it operated independently.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and is being treated as a partnership for federal and state income tax purposes. Under this arrangement, taxes are not assessed at the Company level, but any taxable income, expense, gain, loss, or credit is passed through to its owners based on each owner's distributive share.

NOTE 2 - RELATED PARTY TRANSACTIONS

WorthMark Financial Services, LLC, an affiliate of Securian, provided administrative and accounting services to the Company which totaled to $5,400 for the year ended December 31, 2004.

NOTE 3 - ALLOCATION OF PROFITS AND LOSSES

In addition to the $12,500 initial capital contributions made by both Securian and WG Financial Services, LLC, Securian has contributed $25,000 of capital pursuant to a Standby Contribution Agreement with the Company dated April 1, 2002. According to the terms of the Contribution Agreement, Securian is entitled to a 9% cumulative, preferred membership interest in the Company. The Company intends to treat payments under this interest as guaranteed payments to a partner, meaning that Securian will be entitled to receive an annual $2,250 preferred distribution on its $25,000 contribution from the Company when profits are available.

The preferred interest will accumulate until the payment is declared by the board of directors. At December 31, 2004, cumulative guaranteed payments of $4,875 had not been declared. The Company intends to treat the preferred interest allocation as a deduction in arriving at net income in the period the dividend is declared.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital and a net capital requirement of $7,750 and $5,000, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.0 to 1.0 at December 31, 2004.

NOTE 5 - RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

NOTE 6 - SUBSEQUENT EVENT

During January 2005, Securian, the sole member decided to cease the operation of the Company, liquidate the remaining assets and settle the outstanding liabilities. In connection with this action, Securian has also requested cancellation of the Company's existing broker-dealer license.

Under accounting principles generally accepted in the United States of America, the Company is now required to adopt the liquidation method of accounting. Since the liquidation method of accounting would not result in any material adjustments to the accompanying financial statements prepared on the basis of historical cost, no adjustments have been reflected in these financial statements.

WD WEALTH MANAGEMENT, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

MEMBER'S EQUITY	$ 8,342
DEDUCTION: NON-ALLOWABLE ASSETS Prepaid Expenses	(592)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	7,750
HAIRCUTS ON SECURITIES:	–
NET CAPITAL	$ 7,750
TOTAL AGGREGATE INDEBTEDNESS	$ –
NET CAPITAL	$ 7,750
Minimum Capital Required to be Maintained (the Greater of $5,000 or 6 2/3 of Aggregate Indebtedness of $0)	5,000
NET CAPITAL IN EXCESS OF REQUIREMENTS	$ 2,750
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	–

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 and the above computations.



OLSEN THIELEN & CO., LTD.
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members
WD Wealth Management, LLC
Metairie, Louisiana

In planning and performing our audit of the financial statements and supplemental schedule of WD Wealth Management, LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule I 7a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Associated World-Wide with Jeffreys Henry International */HI*
223 Little Canada Road, St. Paul, Minnesota 55117 651 483 4521 FAX 651 483 2467
Flagship Corporate Center, 775 Prairie Center Drive, Ste. 480, Minneapolis, Minnesota 55344 952 941 9242

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

St. Paul, Minnesota
January 21, 2005